Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Liberty Media Corporation

INVESTMENT SUMMARY

Libertymedia.com/about/asset-list

Based on publicly available information as of April 30, 2023

Liberty Media Corporation owns interests in a broad range of media, communications and entertainment businesses.

The following tables set forth some of Liberty Media Corporation’s assets that may be held directly or indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation’s interest may be subject to buy/sell procedures, repurchase rights or dilution.

When one of Liberty Media Corporation’s tracking stock groups has attributed to it an interest in another of our tracking stock groups, that interest is referred to as an “intergroup interest”. An intergroup interest held by one tracking stock group in another tracking stock group does not consist of outstanding shares, though the intergroup interest is denominated by a number of notional shares in such other tracking stock group. Those notional shares are listed under the attributed share count for such intergroup interest and are used to calculate the attributed ownership percentage for such intergroup interest.

Liberty Media Corporation’s ownership interests are currently attributed to three tracking stock groups: the Braves Group, Formula One Group and Liberty SiriusXM Group, as set forth in the tables below.

Pursuant to the Form S-4 filed on June 8, 2023, Liberty Media Corporation intends to reclassify its outstanding shares of common stock into three new tracking stock groups: the Formula One Group, Liberty Live Group and Liberty SiriusXM Group.

The following tables also set forth the pro forma attribution of some of Liberty Media Corporation’s assets that may be held directly or indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock pursuant to the new tracking stock groups. All intergroup interests are assumed to be settled prior to or in connection with the split-off of the Braves Group.

Braves Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Braves Holdings, LLC	Owner of the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.

Formula One Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Braves Group (Intergroup Interest)	Consists of Liberty Media Corporation’s wholly-owned subsidiary Braves Holdings, LLC, which owns the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	6.8	11%
Clear Secure, Inc. (NYSE: YOU)	Transforming eyes and face into a touchless ID, allowing quick and secure confirmation of identity - unlocking frictionless experiences across the physical and digital world.	0.7(3)	<1%
Drone Racing League, Inc.	DRL is the premier drone racing league. A sports and media company, DRL combines world-class pilots, iconic locations, and proprietary technology to create engaging drone racing content with mass appeal.	N/A	3%
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
Green energy investments	Investments in clean energy technologies.	N/A	Various(4)
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%
INRIX, Inc.	Provider of traffic data and analytics to auto OEM’s, governments, businesses, and consumers.	N/A	4%

Kroenke Arena Company, LLC	Owner of the Ball Arena, a sports and entertainment facility in Denver, Colorado. Liberty Media Corporation’s interest in Kroenke Arena Company, LLC includes an ~7% profits interest based on the value of the Denver Nuggets and Colorado Avalanche professional sports teams. The profits interest becomes payable upon a sale of such teams, or upon Liberty Media Corporation’s exercise of a put right on its interest.	N/A	7%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
LV Diamond Production, Inc.	Investment in joint venture operating a fan festival during the Formula 1 Las Vegas Grand Prix.	N/A	49%
LV Diamond Property I, Inc.	Owner of approximately 40 acres in the Las Vegas, Nevada area on which the paddock building for the Formula 1 Las Vegas Grand Prix is being constructed.	N/A	100%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	30%
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	5%
Tastemade, Inc.	Tastemade brings the world’s leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	N/A	6%

Note: Tables above include holdings with owned asset value greater than $5 million.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.
3)	Ownership comprises Clear Secure, Inc. Class A common stock.
4)	Includes assets with non-controlling ownership.

Liberty SiriusXM Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Braves Group (Intergroup Interest)	Consists of Liberty Media Corporation’s wholly-owned subsidiary Braves Holdings, LLC, which owns the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	1.8	3%
Formula One Group (Intergroup Interest)	Consists of Liberty Media Corporation’s wholly-owned subsidiary Formula 1 and various other investments.	1.1	0.4%
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	30%
Sirius XM Holdings, Inc. (NASDAQ: SIRI)	A satellite radio company delivering commercial-free music plus sports, entertainment, comedy, talk, news, traffic and weather.	3,205.8	82.4%

Note: Tables above include holdings with owned asset value greater than $5 million.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.

Pro forma for Split-Off of the Braves Group and Creation of Liberty Live Group Tracking Stock

New Liberty Live Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Drone Racing League, Inc.	DRL is the premier drone racing league. A sports and media company, DRL combines world-class pilots, iconic locations, and proprietary technology to create engaging drone racing content with mass appeal.	N/A	3%
Green energy investments	Investments in clean energy technologies.	N/A	Various(3)
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%

INRIX, Inc.	Provider of traffic data and analytics to auto OEM’s, governments, businesses and consumers.	N/A	4%
Kroenke Arena Company, LLC	Owner of Ball Arena, a sports and entertainment facility in Denver, Colorado. Liberty Media Corporation’s interest in Kroenke Arena Company, LLC includes an ~7% profits interest based on the value of the Denver Nuggets and Colorado Avalanche professional sports teams. The profits interest becomes payable upon a sale of such teams, or upon Liberty Media Corporation’s exercise of a put right on its interest.	N/A	7%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	30%
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	5%
Tastemade, Inc.	Tastemade brings the world’s leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	N/A	6%

Note: Tables above include holdings with owned asset value greater than $5 million.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.
3)	Includes assets with non-controlling ownership.

Pro Forma Formula One Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
LV Diamond Production, Inc.	Investment in joint venture operating a fan festival during the Formula 1 Las Vegas Grand Prix	N/A	49%
LV Diamond Property I, Inc.	Owner of approximately 40 acres in the Las Vegas, Nevada area on which the paddock building for the Formula 1 Las Vegas Grand Prix is being constructed	N/A	100%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	30%

Note: Tables above include holdings with owned asset value greater than $5 million. Investment in Clear Secure, Inc. Class A common stock was monetized in June 2023.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.

Pro Forma Liberty SiriusXM Group
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Sirius XM Holdings Inc. (NASDAQ: SIRI)	A satellite radio company delivering commercial-free music plus sports, entertainment, comedy, talk, news, traffic and weather.	3,205.8	83%

Note: Tables above include holdings with owned asset value greater than $5 million.

1)	Applicable only for publicly-traded entities.
2)	Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of April 30, 2023 unless otherwise noted.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed split-off (the “Split-Off”) of Atlanta Braves Holdings, Inc. (the “Atlanta Braves Holdings”), the proposed creation of, and the assets to be attributed to, the three new tracking stock groups: the Formula One Group, Liberty Live Group and Liberty SiriusXM Group (the “Reclassification”), the proposed timing of the Split-Off and the Reclassification and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and Reclassification. These forward-looking statements speak only as of the date of this communication, and Liberty Media Corporation (“Liberty Media”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the Securities and Exchange Commission (“SEC”), for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of Atlanta Braves Holdings common stock in the Split-Off and Liberty Media common stock in the Reclassification will be made only pursuant to each company’s respective effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus forming a part thereof regarding the Split-Off and Reclassification, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the definitive proxy materials with respect to the Split-Off and Reclassification filed with the SEC. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these proxy materials from Liberty Media may be obtained as indicated above.